Exhibit 99.2

Coro Mining Corp.

Consolidated Financial Statements

December 31, 2017

(Expressed in U.S. dollars, except where indicated)

March 29, 2018

Independent Auditor’s Report

To the Shareholders of Coro Mining Corp.

We have audited the accompanying consolidated financial statements of Coro Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016 and the consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coro Mining Corp. as at December 31, 2017 and December 31, 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Coro Mining Corp.'s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Coro Mining Corp. Consolidated Statements of Financial Position As at December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

	2017	2016
	$000's	$000's
Assets
Current assets
Cash and cash equivalents	2,811	4,257
Accounts receivable and prepaid expenses (note 4)	3,299	1,296
Inventories (note 5)	1,956	1,578
	8,066	7,131
Property, plant and equipment (note 6)	28,790	20,861
Exploration and evaluation assets (note 7)	5,930	938
Total assets	42,786	28,930

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	10,818	4,073
Current portion of other debt (note 9)	3,412	871
	14,231	4,944
Non-current portion of other debt (note 9)	250	431
Restoration provision (note 10)	6,583	1,281
Total liabilities	21,064	6,656

Shareholders' equity
Common shares (note 11)	92,635	74,477
Contributed surplus	7,789	7,155
Accumulated other comprehensive income ("AOCI")	439	571
Deficit	(74,331)	(60,708)
	26,532	21,495
Non-controlling interest ("NCI") (note 13)	(4,810)	779
Total equity	21,722	22,274
Total liabilities and equity	42,786	28,930

Nature of operations and going concern (note 1)
Commitments (note 19)
Subsequent events (note 7 and 20)

Approved by the Board of Directors

“Colin Kinley”	“Michael Haworth”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Coro Mining Corp. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

	2017	2016
	$000's	$000's
Expenses
Exploration expenditures (note 14)	150	2,241
Care and maintenance costs (note 6)	573	-
Writedown and impairments (note 6 and 7)	15,903	-
Depreciation and amortization	25	12
Legal and filing fees	63	70
Other corporate costs	583	363
Salaries and management fees	974	536
Share-based payments expense	711	785
Operating loss	18,982	4,007

Finance income	(10)	(170)
Foreign exchange loss (gain)	248	(215)
Other	(8)	(36)
Loss for the year	19,212	3,586

Attibutable to:
Owners of the parent	13,623	3,560
Non-controling interests	5,589	26
	19,212	3,586
Other comprehensive income
Items that may be reclassified subsequently to net income:
Foreign currency translation adjustment	132	194
Loss and comprehensive loss for the year	19,344	3,780

Attibutable to:
Owners of the parent	13,755	3,754
Non-controling interests	5,589	26
Loss and comprehensive loss for the year	19,344	3,780

Basic and diluted loss per share ($ per share)	$0.02	$0.01
Weighted average shares outstanding (000's)	576,563	348,346

The accompanying notes are an integral part of these consolidated financial statements.

Coro Mining Corp. Consolidated Statements of Shareholders’ Equity For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

	Attributable to owners of the parent
	Shares
	Number		Contributed					Total
	of shares	Amount	surplus	AOCI	Deficit	Total	NCI	equity
	#000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Balance at January 01, 2016	159,372	53,172	6,326	765	(57,148)	3,115	805	3,920
Shares issued (note 11)	324,053	21,305	-	-	-	21,305	-	21,305
Share-based payments (note 12)	-	-	829	-	-	829	-	829
Comprehensive income (loss)	-	-	-	(194)	(3,560)	(3,754)	(26)	(3,780)
Balance at December 31, 2016	483,425	74,477	7,155	571	(60,708)	21,495	779	22,274

Balance at January 01, 2017	483,425	74,477	7,155	571	(60,708)	21,495	779	22,274
Shares issued (note 11)	164,242	17,710		-	-	17,710	-	17,710
Warrants exercised (note 12)	2,163	305	(62)	-	-	243	-	243
Options exercised (note 12)	2,100	143	(49)	-	-	94	-	94
Share-based payments (note 12)	-	-	745	-	-	745	-	745
Comprehensive income (loss)	-	-	-	(132)	(13,623)	(13,754)	(5,589)	(19,344)
Balance at December 31, 2017	651,930	92,635	7,789	439	(74,331)	26,533	(4,810)	21,722

The accompanying notes are an integral part of these consolidated financial statements.

Coro Mining Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

	2017	2016
	$000's	$000's
Cash flows from operating activities
Loss for the year	(19,212)	(3,586)
Items not affecting cash
Depreciation and amortization	25	12
Writedown and impairments (note 6 and 7)	15,903	-
Share-based payment expense	711	785
Unrealized foreign exchange loss (gain)	-	(360)
Accretion expense	56	-
Others	(8)	(36)
	(2,525)	(3,185)

Change in non-cash operating working capital
Increase in receivables and prepaid	(209)	(29)
Increase in inventory	(378)	(730)
Increase in accounts payable and accruals	(37)	(19)
	(3,149)	(3,963)

Cash flows from financing activities
Deferred consideration (note 9)	(563)	(563)
Finance lease payments (note 9)	(199)	(443)
Issuance of common shares net (note 11)	18,158	13,181
Repayment of loans (note 9)	(438)	(600)
Other debt (note 9)	3,750	-
	20,708	11,575

Cash flows from investing activities
Property, plant and equipment (note 6)	(21,932)	(11,742)
Proceeds from pre-commercial production sales	14,144	8,474
Rayrock acquisition (note 3)	(5,870)	-
Deferred exploration and evaluation assets (note 7)	(5,215)	(1,348)
	(18,873)	(4,616)

Effect of exchange rate changes on cash	(132)	191

Increase (decrease) in cash and cash equivalents	(1,446)	3,187

Cash and cash equivalents: beginning of the year	4,257	1,070

Cash and cash equivalents: end of the year	2,811	4,257

The accompanying notes are an integral part of these consolidated financial statements.

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

1	Nature of operations and going concern

Coro Mining Corp. (the “Company” or “Coro”) and its subsidiaries are engaged in the exploration and development of base and precious metal projects in Chile. The Company was incorporated on September 22, 2004 and commenced activities in 2005. The Company’s registered office is Suite 2610, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, Canada.

Going concern

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the year ended December 31, 2017, the Company reported a $19.2 million loss and cash outflows from operating activities of $3.1 million. As at December 31, 2017, the Company had a working capital deficit of $6.2 million, principally arising from Sociedad Contractual Minera Berta (“SCMB”). These conditions cast significant doubt on the validity of the going concern assumption.

In December 2017, Coro entered into a credit agreement with its major shareholder, Greenstone Resources L.P. (“Greenstone”) pursuant to which Greenstone advanced $3 million to Coro on December 20, 2017. Under the terms of the credit agreement, the loan has an eleven-month term and bears interest at 12% per annum until March 31, 2018, after which the interest will be increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement. The proceeds of the loan will be used for working capital and general operating costs (note 9).

In February 2018, Coro entered into a further credit agreement with Greenstone for $5 million (note 20) and announced a strategic review of its Sociedad Contractual Minera Berta operations. At the conclusion of this review, the Company hopes to be able to provide a clear way forward with SCMB and reinitiate an equity financing to ensure the continuing developments and operations of the Company.

The Company’s ability to continue as a going concern is dependent upon its ability to generate cash flow from operations and, to the extent that this is not sufficient, to obtain additional funding from loans, equity financings or through other arrangements. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

2	Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Financial Reporting Standard (“IFRS”) and include all adjustments, of a normal recurring nature, considered necessary by management to fairly present the financial position, results of operations and cash flows of the Company. These financial statements were authorized for issue by the Board of Directors on March 29, 2018

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Minera Cielo Azul Ltda., Minera Rayrock Ltda., Inversiones Cielo Azul Ltda., Minera Coro Chile Ltda., and its 65% interest in SCMB. All intercompany transactions, balances, income and expenses have been eliminated on consolidation.

Estimates and use of judgement

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

1

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

a)	Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgement to determine whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore has expired or will expire in the future, and is not expected to be renewed; substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned; exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources; and sufficient data exists to indicate that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

b)	Impairment of property, plant and equipment

Each reporting period, cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of the fair value less costs to sell or the value in use. The recoverable amount of the Company’s assets is calculated based on cash flow projections using assumptions and estimates that represent management's best estimate of the range of economic conditions that will exist over the remaining useful lives of the assets, and through a review of sales of comparative assets. These calculations include key estimates such as future copper prices, recoverable resources and reserves, operating and capital costs, inflation rate, discount rate and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

c)	Achievement of commercial production

Once a mine is ready for its intended use, depletion of capitalized mineral property costs begins. Significant judgement is required to determine when a project is ready to be operated in the manner intended by management. In assessing whether the Berta project has reached commercial production, management has considered several factors including:

-	Whether all major capital expenditures necessary to bring the mine to the condition where it is capable of operating in the manner intended by management have been completed;
-	Whether a reasonable period of testing and commissioning has taken place;
-	The ability to produce saleable product (e.g., the ability to produce copper cathode within specifications);
-	Whether the mine or plant has reached a pre-determined percentage of design capacity;
-	Whether mineral recoveries are at or near the expected production level; and
-	Whether the mine has the ability to sustain ongoing production of ore.

Because of operating difficulties encountered in the ramp up of the Berta mine and Nora Plant relating to trucking costs, recoveries, plant efficiency and the inability to construct a pipeline between the two sites, management does not consider that commercial production has been met as at December 31, 2017.

Foreign currency translation

The functional currency of the parent company, Coro Mining Corp., is the Canadian dollar (CA$). The functional currency of the Company’s Chilean subsidiaries is the U.S. dollar ($). The presentation currency of the Company is the U.S. dollar.

The financial statements of the parent company are translated into U.S. dollars for presentation purposes as follows: monetary assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position. Non-monetary items are translated at historic exchange rates at each transaction date. Pre-commercial production sales and expenses are translated at the average exchange rate of the period (as this is considered a reasonable approximation to the actual rates). Gains and losses on translation are recognized in the statement of loss and comprehensive loss as cumulative translation adjustments.

2

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

Transactions in currencies other than the functional currency of an entity are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Foreign currency translation differences arising on translation into the functional currency of an entity are recognized in the statement of loss.

a)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, cash on hand and other short-term investments with initial maturities of less than three months. Cash and cash equivalents are classified as loans and receivables.

b)	Investments

Investments in public company shares are held for trading and measured at fair value on the statement of financial position. Changes in fair value are recorded in a separate line in the statement of loss.

c)	Accounts receivable

Accounts receivable are classified as loans and receivables and are recorded at amortized cost using the effective interest rate method, which upon their initial measurement is approximately equal to their fair value. Subsequent measurement of receivables is at amortized cost.

d)	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

e)	Debt

The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit or loss or other financial liabilities, as appropriate. Debt classified as other financial liabilities is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt classified as fair value through profit or loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

f)	Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly recorded on the statement of financial position date at fair value. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the statement of financial position date.

g)	Inventories

Finished goods (copper cathodes), in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. Ore stockpiles include materials extracted from the mine and stockpiled before and after the crushing process. Finished goods, in-process and ore stockpiles costs include all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Consumable parts and supplies are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

h)	Property, plant and equipment

Property, plant and equipment include mineral properties and mine development costs, plant and equipment, and capital work in progress.

3

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

Plant and equipment

Plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable tonnes from the estimated proven and probable reserves. Mobile equipment is depreciated on a straight-line basis for up to five years.

During the commissioning phase of a new plant, pre-production expenditures, net of incidental pre-commercial production sale, are capitalized to property, plant and equipment.

Mineral property and mine development costs

Mineral property costs are carried at cost, less accumulated depletion. Costs of project development, including gaining initial access to the ore body, are capitalized to mineral properties. Once the mineral property is in production, it will be depleted using the UOP method, based on recoverable tonnes from the estimated proven and probable reserves.

Capitalization of costs incurred in the pre-commercial production phase ceases when the mining property is capable of commencing mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment. No amortization is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use is complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

i)	Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Mineral property acquisition costs are capitalized. Exploration and evaluation costs relating to non-specific projects or properties or costs incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred.

4

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

Exploration and evaluation costs are recognized as mineral property interests when management has establish that a resource exists and that the costs can be economically recovered. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property have been determined, expenditures are reclassified to mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or resources have been identified through an economic study;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs within property, plant and equipment. Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral property interest.

j)	Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and the excess is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit or loss immediately.

k)	Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the liability are used to calculate the net present value. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

5

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

l)	Leases

Assets financed by leasing agreements that give rights approximating ownership (finance leases) are capitalized at fair value. The capital elements of future obligations under finance leases are included as liabilities in the statement of financial position and the interest element is charged to the statement of loss. Annual payments under other lease arrangements, known as operating leases, are charged to the statement of loss on a straight-line basis.

m)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method whereby all in the money options and warrants are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. In periods of loss, basic and diluted loss per share are the same, as the effect of the exercise of outstanding options and warrants is anti-dilutive.

n)	Income taxes

Deferred income tax is recognized using the liability method on temporary differences arising between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years.  Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future profit will be available against which such assets can be utilized.

o)	Share-based payments

The Company applies the fair value method of accounting for stock options granted to employees and others providing similar services. The fair value of options is determined using a Black-Scholes option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

Cash consideration received from employees on exercise of options is credited to common shares along with the original grant date fair value of the options exercised.

p)	Pre-commercial production sales

Pre-commercial production sales are recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sale price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.

Pre-commercial production sales are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which occurs at mine gate. Final pricing is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the accounts receivable will vary as prices for the underlying commodities vary in the metal markets.

q)	New accounting pronouncements

The following revised standards and amendments are effective in future accounting periods with earlier application permitted, except where indicated.

6

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

2	Significant accounting policies (continued)

(i) IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements.

The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the adoption of IFRS 9 to have a significant measurement or disclosure impact on its financial statements.

(ii) IFRS 15, Revenue from Contracts with Customers, establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the adoption of IFRS 15 to have a significant measurement or disclosure impact on its financial statements.

(iii) IFRS 16, Leases, addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective January 1, 2019 with early adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

3	Rayrock acquisition

On June 8 2017, Coro acquired 100% of Minera Rayrock Ltda (“Rayrock”) from Compañia Minera Milpo S.A.A (“Milpo”). Rayrock owns 100% of the Ivan SXEW (solvent extraction and electrowinning) plant located about 18 km south of the Company’s Marimaca project. Milpo also retains a 2% of the net smelter return (“NSR”) on all production from the Rayrock mineral properties. Coro has the right to acquire 50% of the NSR for $2 million at any time and will have a right of first refusal over the NSR.

The Rayrock acquisition was considered to be an asset acquisition and also included 23,748 hectares of mining claims (the “Ivan Claims”) and a further 14,505 hectares of mining claims (the “Sierra Medina Claims”) (note 14). Subsequent to December 31, 2017, the Company acquired additional 379 hectares of Sierra Medina Claims (note 7).

Rayrock purchase consideration:

$000’s

Cash	6,219
Transaction costs	389

Total purchase consideration	6,608

7

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

3	Rayrock acquisition (continued)

The purchase price was allocated as follows:

$000’s

Current assets	23
Ivan plant (note 6)	10,786
Total assets:	10,809
Current liabilities	216
Restoration provision (note 10)	3,985
Total liabilities:	4,201

Net identifiable assets acquired	6,608

4	Accounts receivable and prepaid expenses

$000's	December 31, 2017	December 31, 2016

Trade receivable	143	147
Value added taxes	2,442	757
Prepaid expenses and other receivables	714	392

	3,299	1,296

Until October 1, 2015, the Company had been fully providing for Chilean value added taxes (“IVA”). With the acquisition of the Nora Plant and the ability to recover IVA via sales starting in early 2016, the Company no longer provides for the IVA receivable of SCMB.

5	Inventories

$000's	December 31, 2017	December 31, 2016

Consumable parts and supplies	160	118
Ore stockpiles	258	204
Copper in circuit	1,083	1,000
Finished goods	455	256

	1,956	1,578

8

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

6	Property, plant and equipment

$000’s	Mineral property & mine development	Berta facilities	Nora plant	Ivan plant	Other	Construction in progress	Total
Cost
January 1, 2016	6,833	-	8,091	-	127	28	15,079
Disposals	-	-	-	-	(86)	-	(86)
Additions	1,067	-	4,506	-	24	308	5,905
December 31, 2016	7,900	-	12,597	-	65	336	20,898
Disposals	-	-	(270)	-	-		(270)
Acquisition (note 7)	-	-	-	10,786	-	-	10,786
Equipment transfers	-	37	132	(169)	-	-	-
Impairments	-	-	(15,683)	-	-	-	(15,683)
Additions	86	5,681	7,224	76	126	(72)	13,121
December 31, 2017	7,986	5,718	4,000	10,693	191	264	28,853

Accumulated depreciation
January 1, 2016	-	-	-	-	(111)	-	(111)
Disposals	-	-	-	-	86	-	86
Depreciation	-	-	-	-	(12)	-	(12)
December 31, 2016	-	-	-	-	(37)	-	(37)
Disposals	-	-	-	-	-	-	-
Depreciation	-	-	-	-	(25)	-	(25)
December 31, 2017	-	-	-	-	(62)	-	(62)

Net book value
January 1, 2016	6,833	-	8,091	-	16	28	14,968
December 31, 2016	7,900	-	12,597	-	28	336	20,861
December 31, 2017	7,986	5,718	4,000	10,693	129	264	28,790

SCM Berta operational assets comprise the Berta mineral property & mine development (“Berta Mine”), Berta Facilities and the Nora Plant. None of the SCM Berta operational assets have been depreciated as the Company is yet to declare commercial production as of December 31, 2017.

Impairment assessments for the Berta Facilities and for the Nora Plant

As of December 31, 2017, the Company concluded that an impairment indicator existed in respect of the Berta Facilities and the Nora Plant. Collectively these assets have not yet been able to operate in the manner intended by management and they have not been capable of generating positive returns. Accordingly, as part of its impairment assessment, the Company concluded that the Berta Mine and the Berta Facilities would be treated as one cash-generating unit (“CGU”) and that the Nora Plant would be treated as a separate CGU.

9

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

6	Property, plant and equipment (continued)

The key assumption for the Nora Plant is that it will be used to process ore from deposits in a closer proximity to the plant, such as the Company’s El Jote project. This is because without the pipeline to link the Berta Facilities and the Nora Plant, the performance of the combined assets has not proven economic to date.

In respect of the Nora Plant, the Company recognized an impairment of $15.7 million reducing the carrying value of the Nora Plant to $4 million. In determining the fair value, the Company considered the future uses of the plant, the original acquisition cost and the current operating condition of the Nora Plant.

The Company assessed the impairment of the Berta Facilities CGU on the basis that an SXEW plant would be constructed at the Berta mine.

The key assumptions for the assessment of the fair value less costs to dispose of the Berta plant are as follows:

-	Average copper price for over the expected seven year mine life of $3.10 per pound.
-	Income tax rate of 35%
-	Discount rate of 10%.

The impairment assessment for the Berta Facilities did not result in an impairment charge to that CGU. A reduction in the average copper price estimate of 1% would result in the carrying value of the Berta Facilities being equal to its fair value less costs to dispose.

Mineral property & mine development

In the fourth quarter of 2015, the costs associated with the Berta deposit were reclassified from Exploration and evaluation to Mineral property and mine development costs.

Berta Facilities

In December 2016, the Company commenced building the Berta Facilities (completed in June 2017) which included a crushing and agglomeration circuit and leach pads to produce Pregnant Leach Solution (“PLS”). In 2017, Berta Facilities costs were $5.7 million (2016: $Nil).

Nora Plant

In 2017, additions at Nora included the capitalization of pre-commercial production expenditures of $6.3 million (2016: $2.6 million), net of revenues of $14.1 million (2016: $8.4 million); the expansion of the Nora SXEW plant of $0.5 million (2016: $0.5 million); and capitalization of administration, financing and interest costs of $0.3 million (2016: $1.4 million).

Ivan Plant

The Ivan Plant was purchased in June 2017, with the intention that it be used to process ore from the Marimaca property (note 3). The Ivan Plant is not currently operative and will be kept in care and maintenance until it is necessary to start commissioning and testing. In 2017, the Company expensed a total of $0.6 million for care maintenance cost associated to Ivan Plant.

10

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

7	Exploration and evaluation assets

$000’s	Marimaca	La Atomica	Prat	Ivan	El Jote	Total
Balance- January 1, 2016	-	-	152	-	-	152
Exploration and evaluation costs	-	-	68	-	-	68
Property acquisition costs (1)	-	-	-	583	135	718

Balance at December 31, 2016	-	-	220	583	135	938

Exploration and evaluation costs	5,100	415	-	56	180	5,751
Property acquisition costs	-	100	-	-	-	100
Write-down of exploration and evaluation assets	-	-	(220)	-	-	(220)
Reclassified to property, plant, equipment (note 3)	-	-	-	(639)	-	(639)

Balance at December 31, 2017	5,100	515	-	-	315	5,930

(1) Property acquisition costs for Rayrock/Ivan Plant include due diligence and evaluation costs.

a)	Marimaca property, Chile

Marimaca claims

In August 2014, subsequently amended in April 2017, the Company entered into an agreement to acquire up to a 75% interest in the Marimaca copper oxide prospect. By paying $185,000 ($60,000 paid); and $125,000 on completion of an NI 43-101 compliant resource estimate and engineering study that demonstrates the technical and economic feasibility of producing a minimum of 1,500tpy of copper cathode by August 2018 the Company can earn a 51% interest. Under the agreement, Coro can acquire a further 24% interest by obtaining project construction finance, or contributing the Ivan Plant (note 3). The owner of the property will maintain a 25% interest with a 15% interest free carried to commercial production and a 10% participating interest that is subject to dilution.

Commencing January 1, 2017, the costs associated with the Marimaca property were capitalized.

La Atomica claims

Under the terms of the August 2017 La Atomic Letter of Intent (“LOI”) (Option Agreement signed October 2017), the Company may acquire 100% of the La Atomica property by paying a total of $6.0 million as follows: $100,000 (paid); $0.5 million on the 12-month anniversary date; $1.0 million on the 24-month anniversary date; and $4.0 million on the 36-month anniversary date. A 1.5% NRS is payable on the claims, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million at any time.

Sierra Miranda claims

Under the terms of the January 2018 Sierra Miranda LOI, the Company may acquire 100% of Sierra Miranda mining claims (the “SM Claims”) immediately adjoining its Marimaca property for a total cash consideration of $6.0 million, $0.10 million (paid) and the balance of S$5.9 million payable on completion of due diligence and certain other transfers of title. In addition, the claims will be subject to a 2% NSR.

11

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

7	Exploration and evaluation assets (continued)

b)	Other properties, Chile

El Joté

In May 2016, SCMB optioned the El Joté (formerly called “Salvadora”) a copper project, located ~ 30km NW of the Nora Plant and 58km NE of the port of Chañaral in the III Region of Chile. Under the terms of the agreement, SCMB may acquire a 100% interest in the property by completing the following option payment schedule totalling $3.0 million; $0.32 million (paid) on or before: May 2018; $0.25 million, and May 2019; $2.43 million. The final payment may be made in eight equal instalments of $0.3 million plus interest at LIBOR, and SCMB may start production with the first instalment payment. A 1.5% NSR is payable, which can be purchased for $1.5 million at any time.

Planta Prat

In September 2017, the Company elected not to proceed with the acquisition of the Planta Prat. The agreement was terminated and the Company wrote off the deferred exploration and evaluation costs associated with the project. During the period ended December 31, 2017, the Company recorded $0.2 million in write-downs of exploration and evaluation assets related to this property.

8	Accounts payable and accrued liabilities

$000's	December 31, 2017	December 31, 2016

Accounts payable	6,450	3,292
Accrued liabilities	4,368	781

	10,818	4,073

Over 85% of the accounts payable and accrued liabilities balances are related to SCMB as at December 31, 2017.

9	Other debt

$000’s	December 31, 2017	December 31, 2016

Greenstone shareholder loan (a)	2,940	-
Finance leases (b)	160	489
Berta deferred consideration (c)	-	563
ProPipe shareholder loan	250	250
Deferred revenue (d)	313	-
Total other debt	3,662	1,302
Current portion	(3,412)	(871)

Non-current portion	250	431

a)	Greenstone shareholder loan

In December 2017, Coro entered into a credit agreement with its major shareholder Greenstone, pursuant to which Greenstone has advanced $3 million to Coro on December 20, 2017. Under the terms of the credit agreement, the loan has an eleven month term and bears interest at 12% per annum until March 31, 2018, after which the interest will be increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement.

b)	Finance leases

In March 2017, SCMB cancelled a twenty-four month lease on a semi-mobile crusher. The Company wrote off the total amount of $0.3 million under property, plant and equipment (note 6).

12

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

9	Other debt (continued)

Included in property, plant and equipment are generators acquired pursuant to lease agreements. The generators are the security for the indebtedness. During 2017, SCMB deferred the June to September payments to November 2017 for $0.14 million. Subsequently in November 2017, SCMB renegotiated the lease agreement to pay the remaining balance in six equal payments starting December 2017. As of December 31, 2017 SCMB has 6 payments left in the lease and one payment due is included in accounts payable and accrued liabilities.

The cost of the generators held under the finance lease is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease and is amortized over the term of the lease, except when there is a reasonable certainty that the leased assets will be purchased at the end of the lease, in which case they are amortized over the expected continued useful life of the assets.

$000’s	December 31, 2017	December 31, 2016

Remaining lease payments (within twelve months)	169	364
Remaining lease payments (thereafter)	-	184
Total lease payments	169	548
Less: interest portion	9	59
Present value of capital lease obligations	160	489
Current portion of the lease	160	489

c)	Berta deferred consideration

Under the amended Berta option agreement signed in April 2013, SCMB agreed to pay $2.25 million in deferred consideration in eight quarterly instalments. In addition to the deferred consideration, a 1.5% NSR is payable on all copper production and by product metal production from the Berta property. During 2017, SCMB paid $0.55 million towards the debt representing the final two installments.

d)	Deferred revenue

In June 2017, SCMB entered into a copper off-take contract for 100% of the copper production from the Nora Plant for a period of twelve months. The agreement provided for an immediate advance of $0.75 million repayable in twelve months from the borrowing date, bearing interest at a rate of one-month US Libor plus 6% per annum. During 2017, SCMB repaid $0.4 million from its copper off-take contract. As of December 31, 2017, SCMB owes $0.3 million, which represents 5 months left in the contract.

10	Restoration provision

$000’s	December 31, 2017				December 31, 2016
	Nora	Ivan	Berta	Total	Nora & Total
Balance, beginning of year	1,281	-	-	1,281	1,291
Initial provision	-	3,985	819	4,804	-
Reclamation revaluation	13	76	304	393	(25)
Accretion expense	31	56	18	105	15
Balance, end of year	1,325	4,117	1,141	6,583	1,281

In calculating the present value of the restoration provisions as at December 31, 2017, management used a risk-free rate between 1.38% and 2.75% and inflation rate between 2.10% and 2.30%. The undiscounted cash flows, before inflation adjustments, estimated to settle the restoration provisions are approximately equal to the discounted cash flows. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to as follows: Nora and Berta in 7 to 8 years and Ivan Plant in 2 to 24 years.

13

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

10	Restoration provision (continued)

Nora Plant

Nora’s restoration provision of $1.3 million consists primarily of costs associated with reclamation and closure activities for the Nora Plant. These activities include costs for disposition of chemical materials, earthworks, and the dismantling and demolition of structures.

Berta Facilities

During the year ended December 31, 2017 SCMB recorded $1.1 million for restoration provision for the Berta Facilities which consists primarily of the costs associated with the auxiliary installations of the mine plant and the crushing and agglomeration facilities.

Ivan Plant

During the year ended December 31, 2017, Ivan’s restoration provision totalled $4.1 million which consists of costs associated with reclamation and closure activities for the Ivan Plant and mine site. These activities include costs for disposition of chemical materials, earthworks, and the dismantling and demolition of structures.

11	Common shares

Authorized

The Company has an unlimited number of authorized common shares without par value.

Issued

As of December 31, 2017, the Company had 651,929,511 common shares issued and outstanding (2016: 483,425,039)

a)	Year ended 2017

In January 2017, a total of 2,162,500 warrants at CA$0.15 were exercised for gross proceed of $0.24 million.

In April 2017 the Company completed a non-brokered private placement of 107,680,000 common shares at CA$0.15 per share for a total gross proceeds of $12.0 million in multiple tranches. Issuance costs associated with the private placement were $0.3 million.

In October 2017, the Company completed a non-brokered private placement of 56,561,973 common shares at CA$0.13 per share for a total gross proceeds of $6.0 million in tranches. Issuance costs associated with the private placement were $0.04 million.

In November 2017, a total of 1,500,000 options were exercised at a price of CA$0.04 for total proceeds of $47,000 and in December 2017, a total of 600,000 options were exercised at a price of CA$0.10 for total proceeds of $47,026.

b)	Year ended 2016

In February 2016, the Company announced the closing of an equity private placement financing with Greenstone, whereby Greenstone purchased 79,800,000 common shares at a price of CA$0.04 for gross proceeds of CA$3.192 million.

In May 2016, the Company issued 106,730,000 common shares to extinguish a convertible debenture.

In June 2016, the Company also raised CA$3.4 million through the issuance of 34,000,000 common shares to Greenstone as part of an underwritten 100,000,000 common share issuance (CA$10.0 million) financing by Greenstone. In July 2016, the Company closed the remainder of the financing by issuing 46,074,350 common shares to third parties (to raise CA$4.6 million) and a final tranche with Greenstone of 19,925,650 common shares (to raise CA$1.9m). Associated with the aforementioned underwritten financing the Company paid $70,000 in underwriting fees to Greenstone and finder’s fees of CA$368,000 on certain shares issued to third parties.

14

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

11	Common shares (continued)

In December 2016, the Company raised gross proceeds of $4.0 million (CA$5.3 million at CA$0.14 per share) through the issuance of 37,522,859 common shares to Greenstone (29,825,874 shares) and third parties (7,696,985 shares). Finder’s fees of CA$78,000 were paid on certain shares issued to third parties.

Capital risk management

The Company considers its components of shareholders’ equity as capital. As the Company is in the development stage, its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders (note 1).

12	Share stock options and warrants

a)	Options

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined in accordance with the plan. A total of 10% of the issued and outstanding common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	December 31, 2017		December 31, 2016
Number of shares	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$

Outstanding - January 1	34,290,000	0.16	8,590,000	0.25
Exercised	(600,000)	0.10	-	-
Exercised	(1,500,000)	0.04	-	-
Expired	(3,740,000)	0.41	(1,050,000)	0.22
Expired	(500,000)	0.20	-	-
Expired	(500,000)	0.14	-	-
Granted	1,000,000	0.16	26,750,000	0.13
Granted	5,000,000	0.11	-	-

Outstanding at December 31, 2017	33,450,000	0.13	34,290,000	0.16

At December 31, 2017, the following stock options were outstanding:

Number of options outstanding	Number of options vested and exercisable	Exercise price CA$	Expiry date

3,200,000	3,200,000	0.10	2019
10,250,000	10,250,000	0.04	2021
14,000,000	-	0.20	2021
1,000,000	333,333	0.16	2022
5,000,000	1,666,667	0.11	2022

33,450,000	15,450,000

During the year ended December 31, 2017, the Company granted 5,000,000 options at CA$0.11 and 1,000,000 options at CA$0.16.

15

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

12	Share stock options and warrants (continued)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	December 31, 2017	December 31, 2016
Risk-free interest rate	0.76% to 1.05%	0.45% to 0.60%
Expected life	2.5 to 3.5 years	2 to 3.5 years
Expected volatility	122%	90% to 122%
Expected dividend	0%	0%

During the year ended December 31, 2017, total share-based compensation expense was $744,451 (2016: $828,960) of which $28,157 was capitalized (2016: $46,823).

b)	Warrants

	December 31, 2017		December 31, 2016
Warrants	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$

Outstanding - January 1	5,102,500	0.15	10,539,123	0.15
Exercised	(2,162,500)	0.15	-	-
Expired	(2,940,000)	0.15	(5,436,623)	-

Outstanding at December 31, 2017	-	-	5,102,500	0.15

During the year ended December 31, 2017, 2,162,500 warrants were exercised and 2,940,000 warrants expired unexercised.

16

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

13	Non-controlling interest

Under the SCMB Amended Shareholders Agreement, ProPipe S.A. (“ProPipe”) have a 35% interest (2016: 35%) in SCMB. ProPipe earned its interest by completing various milestones in the development of the Berta Project.

The following table summarizes select SCMB financial information for the years ended December 31, 2017 and 2016

$000's	December 31, 2017	December 31, 2016

Current Assets	5,056	2,814
Non-current assets	22,546	24,128

Current Liabilities	29,116	10,252
External	10,123	4,614
Intercompany	18,993	5,638

Non-current liabilities	7,420	9,656
External	2,716	1,738
Intercompany	4,704	7,918

Loss and comprehensive loss	(15,969)	(74)

14	Exploration expenditures

	2017
$000's	Marimaca District	General	Total

Drilling & trenching costs	80	-	80
General & administration costs	1	43	44
Property investigations	-	26	26

Total	81	69	150

	2016
$000's	Marimaca	General	Total

Consulting, labour & professional fees	252	-	252
Drilling & trenching costs	1,445	-	1,445
General & administration costs	189	103	292
Property investigations	156	38	194
Property acquisition	58	-	58

Total	2,100	141	2,241

17

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

14	Exploration expenditures (continued)

a)	Marimaca District, Chile

The Marimaca District is a new exploration area for the Company located northeast of the Marimaca project, which is located 22 kms east of the Port of Mejillones in the II Region of Chile. Exploration activity in Marimaca District, Chile includes other property exploration expenditures and costs associated with the wholly owned Naguayan property.

Naguayan claims

Under the terms of the October 2017 Naguayan LOI (Option Agreement signed January 2018), the Company may acquire 100% of the Naguayan property for a total of $6.5 million; $0.2 million (paid); $0.3 million on the 12-month anniversary date; $0.7 million on the 24-month anniversary date; $1.75 million on the 36 month anniversary date; and $3.55 million on the 48-month anniversary date. A 1.5% NSR is payable, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million within the first 12 months following the start of commercial production on the property.

b)	Marimaca, Chile

Marimaca is a copper oxide development project located in northern Chile some 60 km north of the city of Antofagasta in the II Region of northern Chile. Prior to January 1, 2017 the Company expensed its exploration costs associated with the Marimaca Claims for a total of $2.1 million (note 7).

15	Income taxes

	2017		2016
	$(000's)%		$(000's)%

Loss before tax	(19,212)	100	(3,585)	100
Income tax (recovery) expense at statutory rates	(4,995)	(26)	(932)	(26)
Difference in foreign tax rates	(1,549)	(8)	(190)	(5)
Non-deductible expenses	185	1	205	6
Mineral property write down	4,030	21
Unrecognized (recognized) tax losses	2,329	12	917	25

Deferred income tax (recovery) expense	-	-	-	-

The significant components of the Company’s deferred income tax asset (liability) are as follows:

$(000's)	2017	2016

Operating losses carried forward	9,662	8,860
Mineral property interests	1,832	1,570
Share issuance costs	180	125
Restoration provision	2,304	448
Financing transactions	1,194	368

Unrecognized deferred tax assets	15,173	11,371

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years in the countries indicated. The Company has tax losses of $5.7 million and $23.4 million, in Canada and Chile respectively that expire after 2027.

18

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

16	Related party transactions

The Company considers the Executive Directors and Officers of the Company to be key management personnel.

$000’s	December 31, 2017	December 31, 2016

Paid to related parties
Short-term employee benefits	1,356	839
Share-base payments	672	683

Total	2,028	1,522

As at December 31, 2017, amounts payable to a shareholder were $3.1 million. This amount was included under current portion of other debt (note 9).

17	Geographic information

The Company operates in a single operating segment, mineral exploration and development. The following table provides geographic information about the Company’s assets and operations:

$000's	Canada	Chile	Total

December 31, 2017
Non-current assets	565	34,155	34,720
Total assets	2,074	40,712	42,786
Total liabilities	3,290	17,773	21,064

December 31, 2016
Non-current assets	233	21,567	21,800
Total assets	3,353	25,577	28,930
Total liabilities	121	6,535	6,656

18	Financial instruments

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party. As at December 31, 2017, the Company's carrying values of cash and cash equivalents, accounts receivable, and convertible debenture approximate their fair values due to their short term to maturity.

The fair value of the Company’s accounts payable and accrued liabilities may be significantly lower than the carrying value given the Company’s going concern uncertainty and the fair value is not readily determinable.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

At December 31, 2017, the Company’s financial instruments measured at fair value on a recurring basis were the held-for-trading investment in Bearing Resources Ltd. shares (classified as “Level 1”).

19

Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

18	Financial instruments (continued)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact profit or loss.

The Company’s significant subsidiaries are located in Chile and the parent company is in Canada. As a result a portion of the Company’s accounts receivable, accounts payable and accruals are denominated in the Chilean Peso and Canadian Dollars and are therefore subject to fluctuation in exchange rates.

As the Company’s parent company functional currency is the Canadian dollar, a 100 basis point (one per cent) increase-strengthening (decrease-weakening) in the U.S. dollar at period end would have resulted in the net loss being $64,411 higher (a greater loss) or $64,411 lower

Interest rate risk

The Company was exposed to interest rate risk on cash and cash equivalents held as at December 31, 2017. A 100 basis point (1%) increase or decrease in the interest rate would resulted in approximately $35,338 change in the Company’s reported loss for the period ended December 31, 2017 based on average cash holdings during the period.

The Company is also subject to interest rate risk with respect to the off-take advance on Berta copper production. A 100 basis point (1%) increase or decrease in the interest rate would not result in a significant change to the Company’s reported loss for the period ended December 31, 2017.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.   The Company is reliant upon equity issuances as its sole source of cash.  The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. For further information related to liquidity and going concern (note 1).

19	Commitments and option payments

The following table sets out the commitments and option payments of the Company as of December 31, 2017.

$000's	2018	2019	Thereafter	Total

Property option payments (1)

El Jote	250	2,440	-	2,690
La Atomica	500	1,000	4,400	5,900
Marimaca	125	-	-	125
Naguayan	-	300	6,000	6,300

Total property payments	875	3,740	10,400	15,015

Operating leases	152	104	83	339

Total	1,027	3,844	10,483	15,354

(1) Excludes the Sierra Miranda option agreement signed (January 2018).

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Coro Mining Corp. Notes to Consolidated Financial Statements For the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars, except where indicated)

20	Subsequent events

On February 2018, the Company entered into a credit agreement with its major shareholder, Greenstone, pursuant to which Greenstone has agreed to advance $5 million to Coro as a loan. Under the terms of the credit agreement, the loan has an eleven-month term and bears interest at 12% per annum until June 30, 2018, after which the interest will be increased to 15%. Greenstone will receive a 3% arrangement fee under the credit agreement, which will be payable on maturity. The proceeds of the loan will be used for both general working capital at Coro and SCMB Berta.

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